Exhibit 99.1

News Release
B2Gold Corp. Prices Private Offering of US$225 Million of Convertible Senior Subordinated Notes

    Vancouver, August 20, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) announced today that it has priced its previously announced offering of US$225 million aggregate principal amount of convertible senior subordinated notes due 2018 (the "Notes”) to “qualified institutional buyers” in accordance with the Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes will be issued at 100% of principal amount.

    B2Gold Corp. has granted the initial purchasers of the Notes a 30-day option to purchase up to an additional US$33.75 million aggregate principal amount of Notes to cover over-allotments, if any.

    The Notes will bear cash interest payable semi-annually in arrears at a rate of 3.25% per annum. The initial conversion rate for the Notes will be 254.2912 B2Gold common shares per US$1,000 principal amount of Notes (subject to adjustment in certain events), equivalent to an initial conversion price of approximately US$3.93 per B2Gold common share. The initial conversion price represents a premium of approximately 37.5% relative to the last reported closing sale price of B2Gold common shares on the NYSE-MKT on August 19, 2013. Upon conversion, B2Gold may elect to settle the Notes by paying or delivering, as the case may be, B2Gold common shares or, subject to the satisfaction of certain conditions, cash or a combination of cash and B2Gold common shares.

    The offering is expected to close on or about August 23, 2013, subject to customary closing conditions. The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes.

    The Notes, and the B2Gold common shares into which the Notes are convertible, have not been and will not be registered under the Securities Act, or qualified by a prospectus in Canada. The Notes and the B2Gold common shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

    This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please contact:
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Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Investor Relations Associate 604-681-8371

Neither The Toronto Stock Exchange nor the NYSE MKT approves or disapproves the information contained in this News Release.

Cautionary Notice Regarding Forward-Looking Statements:
Certain statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the exercise of the over-allotment option, the proposed closing of the offering and the anticipated use of proceeds. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: the completion of the proposed offering, the need to satisfy the conditions set forth in the purchase agreement for the Notes and the need to satisfy regulatory and legal requirements with respect to the offering, in addition to the other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The Company's forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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